                                Filed by:  DWS RREEF World Real Estate Fund, Inc.
                                Pursuant to Rule 425 Under the Securities Act of 1933
                                Subject Company:  DWS RREEF World Real Estate Fund, Inc.
                                Registration Statement File No. 333-170092

Press Release

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FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 454-2085
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281

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New York, February 9, 2011 – DWS RREEF World Real Estate Fund, Inc. announced today a final distribution to be paid in cash.

Details are as follows:

Declaration- 2/9/2011     Ex-Date- 2/15 /2011    Record- 2/17/2011     Payable-2/24/2011

Fund	Ticker	Dividend

DWS RREEF World Real Estate Fund, Inc.	DRP	$0.5050

As previously announced, on January 12, 2011 the Fund’s stockholders approved the Board’s proposal to merge the Fund into DWS RREEF Global Real Estate Securities Fund, a registered open-end fund also managed by Deutsche Investment Management Americas Inc. The merger is expected to be completed on or about February 25, 2011.  In connection with upcoming merger, the Fund expects that its shares will permanently cease trading on the NYSE after the market closes on February 17, 2011.

Important Information

DWS RREEF World Real Estate Fund, Inc. is subject to investment risk. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. There are special risks associated with an investment in real estate, including REITS. These risks include credit risk, interest rate fluctuations and the impact of varied economic conditions. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increase volatility. Leverage results in additional risks and can magnify the effect of any losses. Investing in foreign securities, particularly those of emerging markets,  presents certain risks, such as currency fluctuations, political and economic changes, and market risks.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

Past performance is no guarantee of future results.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the need to obtain any necessary regulatory approvals; (ii) the effects of changes in market and economic conditions; (iii) other legal and regulatory developments; and (iv) other additional risks and uncertainties.

FOR MORE INFORMATION: The foregoing is not a solicitation of any proxy.  For more information regarding DWS RREEF Global Real Estate Securities Fund, a registered open-end fund, including to obtain a free copy of the prospectus/proxy statement relating to the merger described in this press release (and containing important information about fees, expenses and risk considerations) which is included in an effective registration statement that has been filed by such fund with the SEC, please visit the SEC’s Website www.sec.gov. Please read the prospectus/proxy statement carefully before making any investment decisions because it contains important information. To obtain a summary prospectus, if available, or prospectus, download one from www.dws-investments.com, talk to your financial representative or call Shareholder services at (800) 621-1048. We advise you to carefully consider the product’s objectives, risks, charges and expenses before investing. The summary prospectus and prospectus contain this and other important information about the investment product. Please read the prospectus carefully before you invest.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  (R-4470-2  2/11)